Roy R. Centrella, Vice President/Controller/Chief Accounting Officer

September 15, 2008

H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Southwest Gas Corporation
Form 10-K
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2008
File No. 001-07850

Dear Mr. Owings:

On behalf of Southwest Gas Corporation (the “Company”), this letter is being submitted in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated August 14, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008 (the “Form 10-K”) and the Company’s definitive proxy statement on Schedule 14A filed with the SEC on March 28, 2008 (the “Proxy Statement”).  The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 1

Competition, page 4

1.	Please disclose the principal method or methods of competition in your construction services segment. Refer to Item 101(c)(1)(x) of Regulation S-K.

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7083
www.swgas.com

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Response:
In future 10-K filings, the “competition” paragraph for our construction services segment (currently on page 5 of the 2007 Form 10-K) will be updated to include the principal method or methods of competition for our construction services segment.

Item 15. Exhibits, Financial Statement Schedules, page 17

2.
Please file all exhibits required by Item 601(b) of Regulation S-K.  Although not intended to be an exhaustive list, we note that your exhibit list does not include (1) the indenture related to the 2003A Series, 2003B Series, 2003C Series, 2003D Series and 2003E Series IDRBs, (2) the 1996 Stock Incentive Plan and (3) the form of stock option grant under the 1996 Stock Incentive Plan.

Response:
The indenture related to the 2003A Series, 2003B Series, 2003C Series, 2003D Series, and 2003E Series IDRBs, as applicable, will be filed with the third quarter 2008 Form 10-Q and the subsequent Form 10-K exhibit index will be updated accordingly.  The financing agreements for these IDRBs, which contain the same information as the indenture and include our obligations, were filed with the Form 10-Q for the quarter ended September 30, 2003.

The 1996 Stock Incentive Plan was filed with the SEC as Appendix C to the 1996 Proxy Statement.  The 1996 Stock Incentive Plan (including a reference to the 1996 Proxy Statement) was listed in the 10-K exhibit listing for each year through 2001.  The 2002 Stock Incentive Plan took the place of the 1996 Stock Incentive Plan and at that time the 1996 Stock Incentive Plan was removed from the exhibit index in the Form 10-K.  In the 2008 Form 10-K we will add back the 1996 Stock Incentive Plan to the exhibit index (and incorporate the document as filed in the 1996 Proxy Statement).  As indicated in our filings, we no longer grant stock options under either plan.

Exhibit 13. Portions of 2007 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

3.
It appears that the classification of certain expenses in your tables of results of natural gas operations on page 38 and results of construction services on page 46 differ from the classifications in your financial statements.  Yet, you disclose in note 12 to your financial statements that

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

the accounting policies of the reported segments are the same as those described in note 1 – summary of significant accounting policies.  Please advise in detail.  Please reconcile your disclosure of segment expenses to the amounts in your consolidated statements of income for each year presented and disclose differences in classification in note 12 to your financial statements.  Also disclose the nature of expenses classified in the various line items in the consolidated statements of income in your description of significant accounting policies in note 1 to your consolidated financial statements.  Finally, providing a consolidating summary of your segment results reconciled to the amounts presented in your consolidated statements of income in your discussion and analysis of operations in future filings may be useful to investors.

Response:
The accounting policies of the reported segments are the same as those described in Note 1 – Summary of Significant Accounting Policies.  The classification of expenses for the natural gas operations segment on page 38 utilizes the same expense line items as the consolidated statements of income.  However, the line items used to classify expenses for the stand-alone construction services segment table on page 46 were modified based on classifications commonly used in the construction industry (e.g., including equipment depreciation with cost of construction, breaking out general and administrative expenses, etc.).  (See Appendix A for reconciliations of these line item amounts to the consolidated income statement presentation.)  In future 10-K filings, we will disclose the stand-alone results of operations for the construction services segment using the same classifications included in the consolidated income statements, as applicable.  This change will eliminate differences between the results of operations tables and Note 12.  We believe these changes will negate the need for presenting a consolidating schedule, but we will consider including such a schedule at year-end.  In future Form 10-K filings, we will add descriptions to Note 1 of the nature of expenses contained in “Operations and maintenance” and “Construction expenses”.

Executive Summary, page 36

Summary Operating Results, page 37

4.
It appears that basic earnings per share of your natural gas operations and construction services segments represent non-GAAP measures.  As such, please disclose how these measures are used by management and in what way they provide meaningful information to investors.  Refer to Item 10(e)(1)(i) of Regulation S-K and Question 11 of frequently Asked

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Questions Regarding the Use of Non-GAAP Financial Measures (the “Non-GAAP FAQ”) available on our website at http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response:
The basic earnings per share of the natural gas operations and construction services segments were provided so investors could easily determine how each segment performed during the reported periods on a relative basis.  It is merely a mathematical calculation of net income (for each segment) divided by the weighted-average outstanding common shares.  This disclosure will be eliminated in future 10-Q and 10-K filings, or identified as a non-GAAP measure and disclosed in accordance with applicable requirements.

Results of Natural Gas Operations, page 38

5.
Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified.  For example, please quantify the effect of higher uncollectible expenses in your discussion of operations and maintenance expense, the favorable property tax adjustment in your discussion of general taxes and the reduction in interest income and the increase in net financing costs associated with PGA clauses in your discussions of other income and net financing costs for 2007 versus 2006.  See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Response:
We will include quantifications, to the extent practicable, of two or more factors that contributed to a material change in a financial statement line item between periods in future filings.  Referencing the examples above, the effect of higher uncollectible expenses was an increase to operations and maintenance expense of $1.4 million ($7.2 million in 2007 vs. $5.8 million in 2006).  The favorable property tax adjustment was approximately $3.7 million in 2006 (relating to tax years 2001 to 2005).  Interest income relating to PGA clauses was $3.5 million in 2007 and $5.9 million in 2006 (a decrease of $2.4 million).  Interest expense associated with PGA clauses was approximately $2 million in 2007 vs. $13,000 in 2006.

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Capital Resources and Liquidity, page 42

6.
It appears that the measure of cash flows from operating activities of Southwest, net of dividends, represents a non-GAAP financial measure.  As such, please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response:
These disclosures will be revised in future 10-Q and 10-K filings to eliminate the term “net of dividends” and the amounts and percentages will be recalculated accordingly.

7.
Please tell us your consideration of providing a discussion and analysis of capital resources and liquidity of your construction services segment and of the business as a whole.  In addition, please include a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  In that regard, it may be necessary to include a discussion and analysis of operating, investing and financing cash flows for the three-year period covered by the financial statements.  Please advise.  Refer to the requirements of Item 303(a) of Regulation S-K.

Response:
As stated on page 42 of the Company’s 2007 Annual Report, “The capital requirements and resources of the Company are determined independently for the natural gas operations and construction services segments.  The capital requirements and resources of the construction services segment are not material to the overall capital requirements and resources of the Company.”  For example, in 2007 net consolidated operating cash inflows were $348 million, of which $317 million (91%) were from the natural gas segment.  Net consolidated investing cash outflows during 2007 were $332 million, of which $306 million (92%) related to the natural gas segment.  We focus on the natural gas segment because of the significant infrastructure that needs to be put in place (consistent with utility operations in general) prior to the generation of revenues and associated cash flows resulting from the investments.  NPL’s capital requirements and required investments (primarily trenching-related machinery) are not as long-term in nature and can be adjusted more easily dependent upon current workloads.  Because of the overwhelming significance of the natural gas operations segment to the consolidated Company’s capital requirements and resources, we believe a separate discussion of the capital requirements and resources of the business as a whole would be redundant and provide little

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

additional useful information to investors.  There are currently no known trends, demands, commitments, events, or uncertainties that are likely to affect liquidity, other than as noted (e.g., natural gas prices and debt obligations); however, we will continue to assess the potential impacts of known future issues on our liquidity and revise, if necessary, our disclosures accordingly.  We will also consider the need for a three-year cash flow discussion in future annual filings based on material changes, if any, during those periods presented.

Contractual Obligations, page 45

8.
Please revise to include estimated interest payments on outstanding long-term debt obligations.  Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table.  If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table.  See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:
We will provide estimated interest payment information as a separate line item of the contractual obligations table in our 2008 Annual Report filing.

Financial Statements, page 50

Consolidated Statements of Income, page 51

9.
Please tell us the significant items and their amounts included in other income for each year presented.  Please disclose material items and their amounts included in other income on the face of the statement or in the notes to the consolidated financial statements.  Refer to Rule 5-03(b)(7) of Regulation S-X.

Response:
Please refer to Appendix B for a table that details amounts included in other income for 2005, 2006, and 2007.  We note that other income in total is less than one percent of total revenues.  We do not believe that any of the items within other income are material (i.e., would require separate disclosure).

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

We will continue to monitor items comprising other income and will disclose material items, as applicable, and their amounts in the notes to the consolidated financial statements (or on the face thereof) in future 10-Q and 10-K filings.

Consolidated Statements of Cash Flows, page 52

10.
Please tell us the items and their amounts included in other cash flows from operating and investing activities for each year presented.  Also tell us why a further breakdown of other operating cash flows would not be meaningful to investors.  In addition, tell us your basis for presenting an “other” line item in investing cash flows given the guidance in paragraph 31 of SFAS 95.

Response:
Please refer to Appendix C for tables that detail items and their amounts included in other cash flows from operating and investing activities for each year presented.

Based on the relative insignificance of “Other” operating cash flows in comparison to total operating cash flows (2% in 2007, 3% in 2006, and 6% in 2005), a breakout of these amounts would not appear to significantly add value to investor decision making.  However, if items now included in “Other” become individually significant, we will separately identify them in future filings.  We note the guidance in paragraph 31 of SFAS No. 95 and believe that significant investing outflows are represented in the construction expenditures and property additions line while investing inflows (including net proceeds from sales of property) are represented by the “Other” investing line.  As noted in Appendix C, minor investing outflows are included in the “Other” investing line, but were not deemed significant.  In the 2008 Annual Report and future 10-Q and 10-K filings, we will separately identify “Changes in customer advances” and break out the remaining “Other” investing activity into captions such as “Miscellaneous inflows” and “Miscellaneous outflows”.

11.
Please tell us the rationale for reporting cash receipts and payments pertaining to the long term and short term portions of your credit facility on a net basis.  Refer to paragraphs 11-13 of SFAS 95.  Also tell us your rationale for designating portions of your credit facility as short-term and long-term debt.

Response:
Our credit facility borrowings are for specific short-term durations (three months or less) and must then be repaid or “reborrowed” under new terms (e.g.,

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

interest rate, duration, etc.).  We believe this meets the criteria for net reporting as described in paragraphs 11-13 of SFAS No. 95.

Prior to entering into the current credit facility agreement, we had a multi-year credit facility (long-term) and a 364-day facility (short-term) with a group of banks.  Those arrangements reflected management’s anticipated long-term (financing) and short-term (liquidity) needs.  We subsequently negotiated a 5-year agreement that encompassed both long-term and short-term needs.  The designation of $150 million of the credit facility as short-term was to assist in the transparency of management’s intention to use this as a source of liquidity (for working capital needs) and not permanent financing (see Notes 6 and 7 of the 2007 Annual Report).

Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page 53

12.
Please tell us the items and their amounts included in the common stock issuances line item for each year presented.  Also tell us how you classify stock-based compensation and related tax benefits in the statement, and why these amounts are not significant reconciling items that should be separately disclosed.  Finally, tell how you classify stock-based compensation expense in the consolidated statements of cash flows.

Response:
Please see Appendix D for a table detailing the items and their amounts included in the common stock issuances line item for 2005, 2006, and 2007.  Stock-based compensation expense (a component of the “Operations and maintenance” expense income statement caption) is reflected in the “Net income” line of the Consolidated Statements of Stockholders’ Equity and Comprehensive Income.  The incremental corporate tax benefits associated with disqualifying dispositions of “in-the-money” options exercised are primarily included as additional paid-in capital because the options exercised during the three-years ended December 31, 2007 related to options vested prior to the adoption of the fair value provisions of SFAS No. 123(R) (i.e., no compensation expense had been recognized for at-the-money option grants).  Stock-based compensation is currently reflected in the net income component of operating cash flows and the associated common stock issuances are reflected in financing cash flows.

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Notes to Consolidated Financial Statements, page 54

Note 4 – Regulatory Assets and Liabilities, page 59

13.
If recovery of a regulated asset is provided without a return on investment during the recovery period, please disclose the remaining amounts of such assets and the remaining recovery period applicable to them.  Refer to paragraph 20 of SFAS 71.

Response:
We note the requirements of paragraph 20 of SFAS No. 71 and will disclose the above information in future 10-K filings, as applicable.

Note 10 – Stock-Based Compensation, page 67

14.
Please disclose total compensation cost for stock-based compensation arrangements recognized in the statements of income as well as the total recognized tax benefit related thereto.  Refer to paragraphs A240g and A240h of SFAS 123(R).  In addition, please disclose the following information with respect to your performance share stock plan and restricted stock/unit plan as required by paragraphs A240b and A240c of SFAS 123(R):

•	the weighted average grant-date fair value for shares nonvested at the beginning of the year, those nonvested at the end of the year and those vested or forfeited during the year;

•
the weighted average grant date fair value of performance shares and restricted stock/units granted and total fair value of performance shares and restricted stock/units vested for each year for which an income statement is provided; and

•	total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Response:
We will disclose total compensation cost for stock-based compensation as well as the detailed information noted above related to the performance share stock and restricted stock/unit plans in future 10-K filings, as applicable.

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Note 11 – Income Taxes, page 70

15.	Please provide us with a reconciliation of deferred income tax expense to the amounts reported in the consolidated statements of cash flows for each year presented.

Response:
Please see Appendix E for the reconciliations of deferred income tax expense to the amounts reported in the cash flow statements.

Note 12 – Segment Information, page 72

16.	Please disclose interest revenue for each reportable segment as required by paragraph 27c of SFAS 131.

Response:
As depicted in Appendix B, we believe interest income for each segment has been insignificant (less than one-half of one percent of total revenues) and as such was not previously reported as allowed by paragraph 95 of SFAS 131.  We will disclose interest revenue by segment in future 10-Q and 10-K filings, if interest revenue becomes a more significant element of total revenues.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

General

17.
Please provide clear disclosure that addresses how decisions regarding particular elements of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements.  You provide disclosure addressing each individual compensation element but, as a general matter, your disclosure lacks qualitative or quantitative discussion of how decisions regarding one type of award motivate the Compensation Committee to award other elements of compensation.  Please revise the Compensation Discussion and Analysis to explain and place in context the relationship among each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.  See Items 402(b)(1)(iv)-(vi) of Regulation S-K.

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Response:
We acknowledge the Staff’s comment and confirm that in future proxy statement filings, we will revise our Compensation Discussion and Analysis to clarify the relationship among the various elements of compensation, as applicable, and how determinations regarding such compensation elements may or may not have influenced the Compensation Committee’s decisions with respect to other allocated or contemplated awards.

18.
Your disclosure references a national focus group, a regional focus group, and various peer groups, some of which list the names of the companies in the group.  Please specify (1) how overall compensation as well as each element of compensation relate to the data you analyzed from each focus group, (2) how overall compensation as well as each element of compensation relates to the data you analyzed from the various peer groups, and (3) why the company uses different groups of companies to benchmark overall compensation as well as different elements of compensation.  Please include a specific discussion of where you target each element of compensation against the focus group or peer group companies, as the case may be, and where actual payments fall within targeted parameters, in each case naming the focus or peer group companies.  Please also include a discussion of how the Committee uses focus group information as compared to peer group information.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  If some elements of compensation are not targeted against any of the focus or peer groups, please disclose how these amounts are determined.  Refer to Item 402(b)(1)(v) of Regulation S-K.

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Response:
We acknowledge the Staff’s comment and confirm that in future proxy statement filings, we will, where applicable:

•
revise our Compensation Discussion and Analysis to specify how overall compensation, as well as each element, relates to the data analyzed from each focus group and the peer group, and why we use different groups to benchmark overall compensation as well as different elements of compensation;

•	include a specific discussion of where actual payments fall within targeted parameters of the peer or focus group; and

•	include a discussion of how the Compensation Committee uses focus group information as compared to peer group information.

Performance-Based Compensation, page 18

19.
We note that you disclose how to calculate the threshold and maximum amounts for your 2008 return on equity, customer-to-employee ratio and operating costs performance measures, which is helpful to an investor’s understanding of these measures, but that you do not disclose the actual threshold and maximum amounts for these performance measures.  To enhance an investor’s understanding of these performance measures, please disclose the threshold and maximum numbers.  Please also consider whether a tabular presentation of these measures would be helpful to investors.  Further, confirm that you will include the grant of non-equity incentive plan compensation in the grants of plan-based awards table for 2008 compensation and advise us why you did not include that information in the 2007 compensation disclosure.  Refer to Item 402(d) of Regulation S-K.

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Response:
We acknowledge the Staff’s comment and confirm that in future proxy statement filings, we will, where applicable, disclose the actual threshold and maximum amounts that relate to the various performance measures discussed in the Compensation Discussion and Analysis section of the proxy statement.  In preparing our future proxy statements, we will consider whether tabular disclosure of such information is helpful to investors, but we note that as the formulas for each threshold and maximum amount differs among the various performance measures, a tabular format may not be the most helpful way to disclose such information to investors.

As it relates to the disclosure of non-equity incentive plan compensation in the grants of plan-based awards table, we supplementally advise the Staff that for future proxy statements, we will disclose the non-equity portion of the award opportunity granted under our Management Incentive Plan for the year in which such award was established under columns (c), (d) and (e) of the Grants of Plan-Based Awards Table (to the extent that all such columns are relevant), as opposed to when the award was paid.  Likewise, we will disclose the equity portion of the award opportunity granted under our Management Incentive Plan for the year in which such award was established under columns (f), (g) and (h) of the Grants of Plan-Based Awards Table (to the extent that all such columns are relevant), as opposed to when the restricted performance shares are issued.  Typically, the award is granted and earned in the same year, even though the award is not paid (or restricted performance shares issued) until the beginning of the succeeding fiscal year.  Because the non-equity and equity portions of the award are granted and earned in the same year, we intend to change the heading for the columns covering both the non-equity and the equity portions of the award to “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” and “Estimated Possible Payouts Under Equity Incentive Plan Awards”, as applicable.  Further, as the proxy statement will be filed after the number of restricted performance shares have been determined for an equity award made for the year covered by the proxy statement, we intend to disclose the actual number of shares subject to such award in the table.

The non-equity incentive plan compensation was not included in the Grants of Plan-Based Awards Table for 2007 because the table was prepared without distinguishing between the establishment of the awards (i.e., the grant date) and the date the award was paid.   By treating the date paid as the grant date, it appeared that the appropriate treatment for this compensation, as explained in Item 402(c)(2)(vii) of Regulation S-K, was to include it in column (g) of the Summary Compensation Table.  Our treatment of the non-equity incentive plan compensation for fiscal 2007 was explained in the narrative following the

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Summary Compensation and Grants of Plan-Based Awards Tables on page 26 of the Proxy Statement.  However, as discussed in the preceding paragraph, we confirm that we will disclose the non-equity incentive plan compensation in the Grants of Plan-Based Awards Table in future proxy statements.

20.
You state that “payment of the [performance] awards will be subject to reduction depending upon satisfaction of … individual performance goals.”  Please disclose the individual performance goals for your named executive officers.  Please disclose if the committee (in the case of Mr. Shaw) or Mr. Shaw (in the case of the remaining named executive officers) can reduce an award for one performance measure but not another.  If not, please disclose this fact.  If so, please disclose how these determinations are made by the Committee or Mr. Shaw, as the case may be.

Response:
We acknowledge the Staff’s comment and confirm that in future proxy statement filings, we will include a discussion of the individual performance goals for our Named Executive Officers and whether performance measures can be reduced, and if so, the determinations that are made in making such reductions.

Outstanding Equity Awards at Fiscal Year-End 2007, page 27

21.
We note that the option awards columns do not include a heading “Option Awards” and that the heading “Stock Awards” instead appears over some of the option award columns and not the stock awards columns.  Please revise this table to reflect the appropriate headings.

Response:
We acknowledge the Staff’s comment and confirm that in future proxy statement filings, we will revise the Outstanding Equity Awards at Fiscal Year-End table to reflect the appropriate headings.

Potential payments upon termination or change-in-control, page 31

22.
Please describe and explain how the appropriate payment and benefit levels were determined under the various circumstances that trigger payments or provision of benefits for termination events both prior to a change of control and within two years after a change of control.  Refer to Item 402(j)(3) of Regulation S-K and Instruction 1 to Item 402(j) of Regulation S-K.

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

Response:

We acknowledge the Staff’s comment and confirm that in future proxy statement filings, we will revise our disclosure regarding potential payments upon termination or change-in-control to clarify, as applicable, how the payment and benefit levels were determined for termination events both prior to, and within two years after, a change in control.

Director compensation, page 32

23.
Please disclose by footnote to the appropriate column, the grant date fair value of each equity award computed in accordance with FAS 123R.  Refer to the instruction to Item 402(k)(2)(iii) of Regulation S-K.

Response:
We acknowledge the Staff’s comment and confirm that in future proxy statement filings, we will include a footnote to the appropriate column that discloses the grant date fair value of each equity award computed in accordance with FAS 123R.

Form 10-Q for Quarterly Period Ended June 30, 2008

24.	Please address the comments above to the extent applicable.

Response:
We acknowledge the Staff’s comments, as discussed with Staff, and confirm that we will address the foregoing comments and responses, to the extent applicable, in future 10-Q filings with the SEC.

H. Christopher Owings
United States Securities and Exchange Commission
September 15, 2008

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Roy R. Centrella

            sw

APPENDIX A

Southwest Gas Corporation
Reconciliation of Stand-Alone to Consolidated Income Statements
2005

	NPL	NPL		NPL		NATURAL GAS	CONSOLIDATED
	STAND-ALONE	RECLASS		CONSOLIDATED		CONSOLIDATED	BASIS
				BASIS		BASIS
(In thousands)
GAS OPERATING REVENUES						$1,455,257	$1,455,257
CONSTRUCTION REVENUES	$259,026			$259,026			259,026

NET COST OF GAS SOLD						828,131	828,131
OPERATIONS AND MAINTENANCE						314,437	314,437
DEPRECIATION AND AMORTIZATION		$18,272		18,272		137,981	156,253
TAXES OTHER THAN INCOME TAXES						39,040	39,040

COST OF CONSTRUCTION	237,356	(17,222)	a)
GENERAL AND ADMINISTRATIVE EXPENSES	6,672	(1,032)	a)
CONSTRUCTION EXPENSES				225,774	c)		225,774

NET INTEREST DEDUCTIONS	1,009			1,009		81,595	82,604
NET INTEREST DEDUCTIONS ON SUBORDINATED DEBENTURES						7,723	7,723

OTHER INCOME (DEDUCTIONS)	3,009	18	b)	3,027		5,087	8,114

INCOME TAX EXPENSE	6,845			6,845		17,767	24,612

a) Reclass depreciation amounts to depreciation and amortization.
b) Amortization reclassed to depreciation and amortization.
c) Combination of cost of construction and G&A expenses.

APPENDIX A

Southwest Gas Corporation
Reconciliation of Stand-Alone to Consolidated Income Statements
2006

	NPL	NPL		NPL		NATURAL GAS	CONSOLIDATED
	STAND-ALONE	RECLASS		CONSOLIDATED		CONSOLIDATED	BASIS
				BASIS		BASIS
(In thousands)
GAS OPERATING REVENUES						$1,727,394	$1,727,394
CONSTRUCTION REVENUES	$297,364			$297,364			297,364

NET COST OF GAS SOLD						1,033,988	1,033,988
OPERATIONS AND MAINTENANCE						320,803	320,803
DEPRECIATION AND AMORTIZATION		$22,310		22,310		146,654	168,964
TAXES OTHER THAN INCOME TAXES						34,994	34,994

COST OF CONSTRUCTION	271,743	(21,204)	a)
GENERAL AND ADMINISTRATIVE EXPENSES	7,377	(1,089)	a)
CONSTRUCTION EXPENSES				256,827	c)		256,827

NET INTEREST DEDUCTIONS	1,686			1,686		85,567	87,253
NET INTEREST DEDUCTIONS ON SUBORDINATED DEBENTURES						7,724	7,724

OTHER INCOME (DEDUCTIONS)	4,086	17	b)	4,103		10,049	14,152

INCOME TAX EXPENSE	8,257			8,257		36,240	44,497

a) Reclass depreciation amounts to depreciation and amortization.
b) Amortization reclassed to depreciation and amortization.
c) Combination of cost of construction and G&A expenses.

APPENDIX A

Southwest Gas Corporation
Reconciliation of Stand-Alone to Consolidated Income Statements
2007

	NPL	NPL		NPL		NATURAL GAS	CONSOLIDATED
	STAND-ALONE	RECLASS		CONSOLIDATED		CONSOLIDATED	BASIS
				BASIS		BASIS
(In thousands)
GAS OPERATING REVENUES						$1,814,766	$1,814,766
CONSTRUCTION REVENUES	$337,322			$337,322			337,322

NET COST OF GAS SOLD						1,086,194	1,086,194
OPERATIONS AND MAINTENANCE						331,208	331,208
DEPRECIATION AND AMORTIZATION		$25,424		25,424		157,090	182,514
TAXES OTHER THAN INCOME TAXES						37,553	37,553

COST OF CONSTRUCTION	310,848	(24,142)	a)
GENERAL AND ADMINISTRATIVE EXPENSES	8,590	(1,264)	a)
CONSTRUCTION EXPENSES				294,032	c)		294,032

NET INTEREST DEDUCTIONS	2,036			2,036		86,436	88,472
NET INTEREST DEDUCTIONS ON SUBORDINATED DEBENTURES						7,727	7,727

OTHER INCOME (DEDUCTIONS)	1,768	18	b)	1,786		4,850	6,636

INCOME TAX EXPENSE	6,864			6,864		40,914	47,778

a) Reclass depreciation amounts to depreciation and amortization.
b) Amortization reclassed to depreciation and amortization.
c) Combination of cost of construction and G&A expenses.

APPENDIX B

SOUTHWEST GAS CORPORATION
DETAILS OF CONSOLIDATED OTHER INCOME (DEDUCTIONS)
YEAR-TO-DATE ANALYSIS
(in thousands)

	YEAR TO DATE DECEMBER

Other Income (Deductions)	2007	2006	2005

PGA interest income	$3,490	$5,937	$4,313
Investment interest income	876	726	378
Property tax interest income	-	1,048	-
Allowance for equity funds used during construction	725	1,383	977
Contributions/donations	(631)	(539)	(510)
Long-term investment returns	1,165	2,740	2,740
Miscellaneous deductions	(2,359)	(2,404)	(3,344)
Miscellaneous income	1,584	1,158	533
Total gas operations	4,850	10,049	5,087
NPL gain on equipment sales	1,713	3,968	2,928
NPL interest income	82	132	105
NPL miscellaneous income	26	30	29
NPL miscellaneous expense	(35)	(27)	(35)
Other income (deductions)	$6,636	$14,152	$8,114

APPENDIX C

SOUTHWEST GAS CORPORATION
CASH FLOW STATEMENT - OTHER OPERATING DETAIL
(in thousands)

	YEAR TO DATE DECEMBER

Operating Cash Flows - Other	2007	2006	2005

Change in deferred credits	$1,111	$(1,753)	$22,439
Change in deferred charges	(4,971)	(1,780)	(5,792)
Property-related changes (AFUDC)	(871)	(1,156)	(295)
Gains on sales	(2,530)	(3,968)	(2,928)

Other operating cash flow	$(7,261)	$(8,657)	$13,424

APPENDIX C

SOUTHWEST GAS CORPORATION
CASH FLOW STATEMENT - OTHER INVESTING DETAIL
(in thousands)

	YEAR TO DATE DECEMBER

Investing Cash Flows - Other	2007	2006	2005

Property-related (salvage)	$578	$2,727	$2,113
Changes in advances to subs.	401	105	711
Changes in customer advances	24,407	27,988	14,194
So. Lake Tahoe acquisition	-	-	(15,209)
Other property/investments	(18,724)	-	-
Long-term investments	(2,000)	(5,560)	(5,132)
Net proceeds from property sales	4,526	8,066	5,291
Other	(248)	(127)	17

Other investing cash flow	$8,940	$33,199	$1,985

APPENDIX D

SOUTHWEST GAS CORPORATION
COMMON STOCK ISSUANCES
(in thousands)

	YEAR TO DATE DECEMBER

Common Stock Issuances	2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount

Equity Shelf Program (ESP)	-	$-	947	$28,290	575	$13,458
Stock Option/Management Incentive Plans (SIP and MIP)	238	6,818	843	22,430	476	12,220
Employee Investment Plan (EIP)	440	14,746	257	7,786	1,013	25,852
Dividend Reinvestment and Stock Purchase Plan (DRSPP)	358	11,971	395	12,401	470	12,179
Net increase in undistributed stock-based compensation	-	1,605	-	2,118	-	739
Stock issuance expenses	-	(43)	-	(573)	-	(312)
Total common stock issuances	1,036	$35,097	2,442	$72,452	2,534	$64,136

APPENDIX E

Southwest Gas Corporation
Deferred Income Tax Reconciliation - Income Statement to Cash Flow Statement
(in thousands)

	2007	2006	2005

Total deferred income tax expense	$3,121	$9,751	$21,841

Alternative minimum tax	14,302	(7,917)	(4,875)
FAS 109 adjustment for ITC and previously flowed-through items	(414)	(604)	(627)
Prior year net operating loss adjustment	-	2,646	(2,720)
Deferred taxes reflected in other operating cash flows	-	-	(18,990)
Other Adjustments	(941)	33	(143)

Deferred income taxes as reported on cash flow statements	$16,068	$3,909	$(5,514)